WESTERN WIND ENERGY CORP 1326 – 885 WEST GEORGIA STREET VANCOUVER, BRITISH COLUMBIA V6C 3E8, CANADA TEL: 604-685 WIND (9463) FAX: 604-685-9441

Securities and Exchange Commission

Washington, D.C. 20549

April 29, 2008

Attention: Robert Burnett, Staff Accountant (202) 551-3330

I write in response to your letter dated January 31, 2008, commenting on the Form 20F filed on November 26, 2007 (the “2007 Form 20F”) on behalf of Western Wind Energy Corp. (“Western Wind”).  The responses provided below are provided to the best of my knowledge, as I have been the CFO of Western Wind since November 28, 2007 and was not involved in the preparation of the 2007 Form 20F.

Item 3.A. Selected Financial Data

1.

SEC Comment:  Both the U.S. GAAP and the Canadian GAAP information on page 6 present net assets and shareholders’ equity as separate items.  Please explain to us the difference between these two line items and if both measures are retained, clarify the difference in future filings.

Western Wind Response:  There is no difference between net assets and shareholders’ equity for both the U.S. and Canadian GAAP.  In future, Western Wind will only report shareholders’ equity.

2.

SEC Comment:  Please supplementally explain why U.S. GAAP “paid-in-capital” deducts deferred share bonus expense including your basis in U.S. GAAP for reflecting such in contributed capital.  You may want to clarify this in future filings.  Also, please explain why the deferred share bonus is not deducted in the U.S. GAAP Statement of Shareholders’ Equity presented in Note 24 to the audited financial statements.

Western Wind Response:  Paid-in-capital for U.S. GAAP Financial Data is equal to the sum of three Canadian GAAP capital accounts, namely, share capital, contributed surplus, and deferred share bonus expense.  The deferred share bonus expense was deducted from U.S. GAAP paid-in-capital because the amount was credited to contributed surplus:  the net effect on the original general ledger entry of the deducted deferred share bonus expense and the credited contributed surplus amounts was zero. In future filings, Western Wind will include an explanatory note about its treatment of deferred share bonus expense and contributed surplus.

Financial Statements

Report of Ernst & Young

3.

SEC Comment:  The last paragraph of Ernst & Young’s report states that the Company is also the subject of a number of law suits.  It is not clear if the law suits give rise to the going concern matter or if this is just a matter the auditor intends to emphasize.  The last sentence suggests that there is only one uncertainty.  Please have your auditor clarify supplementally for us what they are intending to convey with the aforementioned language.

Western Wind Response:  Ernst & Young (“E&Y”) is no longer Western Wind’s auditor.  Western Wind has requested clarification from E&Y on this point.  As soon as we receive E&Y’s response, we will forward it to SEC staff.

4.

SEC Comment:  It is not clear how the restatement adjustments relating to 2005 and prior were audited. If such adjustments were not audited, please audit such adjustments and provide the language required by the last sentence of AU 508.74 of PCAOB Standards.

Western Wind Response:  The restatement adjustments relating to 2005 quarterly information and prior years were included as part of their corresponding year-end audits.   Quarterly figures are filed and are included in the year end audit.

Report of Moore Stephens

5.

SEC Comment:  The reports of Moore Stephens included in the filing indicate they have been signed b the firm; however, the Ernst & Young report indicates that they have ceased operations.  Please tell us if the predecessor auditor’s report had been manually signed or if they are copies of previously issued reports.  If they are copies, please revise the filing to include prominent disclosure that such report has not been reissued and is merely a copy.

Western Wind Response:  The Moore Stephens reports were manually signed.  Moore Stephens was merged into E&Y, and the engagement partners under Moore Stephens continued as engagement partners under E&Y.

Consolidated Balance Sheet

6.

SEC Comment:  In future filings, please include the number of authorized shares and the number issued and outstanding on the face of the balance sheet.  See Rule 5.30 of Regulation S-X.

Western Wind Response:  In future filings, including Form 20F for the year ended December 31, 2007, Western Wind will include the number of authorized shares and the number of issued and outstanding shares on the face of the balance sheet.

Consolidated Income Statement

7.

SEC Comment:  You have included a measure of operating earnings on the face of the income statement that excludes certain losses and write offs of operating assets.  We do not believe it is proper to present such a subtotal.  See Topic 5:P.  Please revise in future filings or advise how such measure is specifically allowed under Canadian GAAP.

Western Wind Response:  Western Wind will revise its measure of operating earnings in future filings, consistent with this SEC staff comment.

Exhibits

8.

SEC Comment:  Your certifications include the title of the certifying individual on the opening line.  Please revise future certifications to delete the person’s title and only include the title with the signature.

Western Wind Response:  Future Western Wind certifications will only include the person’s title with the signature.

Additional Acknowledgements

As requested in the Comment Letter, Western Wind acknowledges that:

i.

Western Wind is responsible for the adequacy and accuracy of the disclosures in the filing;

i.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

ii.

Western Wind may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

I may be contacted at (604) 685-9463 if you have any questions.

Sincerely,

/s/ Chris Thompson

Chris Thompson

Chief Financial Officer